Agreement of Assignment

Scott A. Schuster hereby assigns for the amount of US $10 (ten dollars) and other good and valuable considerations, all rights, titles and inventory by virtue of the Stock Purchase Agreement between Scott Schuster and Scanlan Music entered into on November 8, 1998 to CONCAP, Inc.

Hereby entered into as of this 9th day of November, 1998.

Signed: /s/ Scott Schuster
        -------------------------